

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Patrick Brickley
Chief Financial Officer
Everbridge, Inc.
25 Corporate Drive, Suite 400
Burlington, MA 01803

      Re: Everbridge, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 24, 2023
          File No. 001-37874

Dear Patrick Brickley:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology